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April 19, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Mr. John Reynolds
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Israel Technology Acquisition Corp. Preliminary Proxy Statement Amendment No. 3 Filed March 30, 2007 File No. 000-51259

Dear Mr. Reynolds:

On behalf of Israel Technology Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 17, 2007, relating to the above-captioned Preliminary Proxy Statement (“Proxy Statement”). Captions and page references herein correspond to those set forth in the amended Proxy Statement. We are also delivering three (3) courtesy copies of such marked amended Proxy Statement to John Zitko. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
Please reincorporate the information you removed from the last amendment with respect to the conversion price per share if a public shareholder were to vote against the transaction and elect to convert his or her shares into a pro-rata share of the trust account. In addition, fill in the other blanks that are known and can be updated, such as the holders of record. We note that we have reissued this comment several times over the course of your various amendments.

We have revised the disclosure to include all information that was previously left blank. Please note that, as discussed with John Zitko prior to filing the last amendment to the Proxy Statement, the conversion price reflected in the Proxy Statement is as of the record date. Because the Company filed the last amendment to the Proxy Statement prior to the record date (April 9, 2007), the conversion price at such date was not yet known. Accordingly, we were instructed that leaving the conversion prices blank, with the understanding that we would include such prices in a subsequent filing after the record date, would not result in a subsequent comment.

Securities and Exchange Commission
April 19, 2007

2.
In connection with the preceding comment, we note the added disclosure on page 49 that Harvey Weiss, who owns approximately 8.2% of the shares sold in your IPO, communicated his intention to vote against the merger and to seek conversion if he could not sell his shares at a per-share amount above the conversion price. We note that only 20% of the shares sold in your IPO need to convert before the ITAC must necessarily dissolve.

We also note your disclosure on page 148 that the agreement made by your officers and directors to vote the shares they acquired prior to the IPO in accordance with the majority vote of the public stockholders "does not apply to shares purchased following the IPO in the open market by any of ITAC's stockholders, officers and directors."

Because the market price of ITAC common stock at the date of this letter is $5.32 (below the approximate $5.52 per share conversion price noted in your last amendment), it would appear that conversion may be an attractive option for public shareholders and that "ITAC's stockholders, officers and directors" who have an interest in seeing the transaction consummated, also have an interest in purchasing shares in order to vote in favor of the transaction.

We further note that both Matthew Hills, nominated to be a director of the combined entity, and Southpoint Masterfund, the party that provided a bridge loan to IXI and stands to gain securities representing 1.3 million shares of ITAC upon consummation of the proposed transaction, appear to have purchased shares of ITAC since the first public disclosure of their involvement in the transaction (July 28, 2006 and June 26, 2006, respectively). Southpoint Masterfund also appears to have sold ITAC securities during such time.

The Staff could locate no Forms 3, 4, or 13 filed by Southpoint Masterfund with respect to its ownership of ITAC despite information contained in your Form S-4 filed July 28, 2006 that Southpoint Masterfund owned securities representing 7.0 % of ITAC's outstanding common stock.

Please provide detailed disclosure in tabular format with respect to all purchases and sales by each entity and person with a financial interest in the consummation of the IXI acquisition (apart from their ownership in ITAC public shares), including date(s), volume.

The disclosure contained in the Company’s Form S-4 filed on July 28, 2006 indicating that Southpoint Master Fund LP (“Southpoint”) beneficially owned 550,000 shares of the Company’s common stock (or 7.0% of the outstanding securities) was incorrect. Such amount mistakenly included warrants to purchase 300,000 shares of common stock, which such warrants were not exercisable and would not become exercisable within 60 days. The disclosure was corrected in the Company’s subsequent filings. Accordingly, Southpoint beneficially owned less than 5% of the Company’s securities and was not required to make any Form 3 or Schedule 13 filing.

Securities and Exchange Commission
April 19, 2007

As requested, we have included disclosure relating to all purchases and sales made by each person or entity with a financial interest in the consummation of the transaction with IXI Mobile.

3.
We note your response to comment four from our letter of March 22, 2007 that ITAC suggested to a shareholder who had previously indicated he would vote against the merger and convert his shares if he could not sell at a premium above the conversion price: ITAC suggested that he "contact brokerage firms following the Company which might possibly be in contact with potential buyers for his shares." In this same location, please disclose whether ITAC, IXI, Southpoint, or any of their respective representatives have had any communications with any brokerage firms with respect to any such sales.

We have revised the disclosure to indicate that the Company contacted Maxim Group, a brokerage firm following the Company, to alert it to Andrew Weiss’ intention to sell his shares in case Maxim Group was aware of any individuals or entities wishing to purchase shares of the Company’s common stock. Neither IXI Mobile nor Southpoint has had any communications with any brokerage firms with respect to proposed sales made by Andrew Weiss.

4.
Please remove the last sentence of the last risk factor. Instead, focus on the risk to the company and/or investors as a result of the substantial differences of the comparable companies used in the fairness opinion.

We have revised the disclosure in the Proxy Statement as requested.

5.
We continue to reissue comment 29 from our letter of February 8, 2007. It is still not clear how the transaction meets the 80% test outlined in your IPO prospectus, or how stockholders may rely upon any assertion in your proxy statement that it does. Your response letter states that "As indicated in the section titled 'The Merger Proposal - Fairness Opinion,' the Company relied upon the opinion of Trigger-Foresight in concluding that the transaction met the 80% test."

However, as you disclose on page 60, the valuations performed by Trigger Foresight "should not be taken to be Trigger-Foresight's view of the value of IXI's assets," and Trigger Foresight includes in its opinion that it did "not express any opinion as to the underlying valuation or future performance of either ITAC or IXI." Therefore, it is not clear how Trigger-Foresight may have determined the 80% test was met if it expresses no opinion on the underlying valuation.

As a result, it appears that you assert the Board relied upon Trigger-Foresight to determine that IXI was worth 80% of ITAC's net assets, and yet Trigger-Foresight states it expresses no opinion as to the underlying valuation. Please provide the basis for the Board's determination that the 80% test was met.

Securities and Exchange Commission
April 19, 2007

As Trigger-Foresight was specifically engaged to analyze the value of IXI Mobile’s assets, the prior disclosure was incorrectly worded. Accordingly, we have revised the disclosure to indicate that Trigger-Foresight does not express any opinion only as to the future performance of IXI Mobile. The Company has also received a revised opinion, dated as of the original date of issuance, reflecting the foregoing. Based on the foregoing, the Company properly relied upon Trigger-Foresight to determine that IXI Mobile was worth 80% of the Company’s net assets.

6.
In connection with the preceding comment, we note your response to comment 17 from our letter of February 8, 2007: "the Company's board of directors does not intend to re-evaluate its determination regarding the merger. The Company believes that the valuation and due diligence performed by Trigger-Foresight properly assessed the adequacy of the transaction to the Company's stockholders. We have revised the disclosure to indicate that the Company is relying on the financial analysis provided to it by Trigger-Foresight rather than IXI Mobile."

As noted immediately above, Trigger-Foresight expressed no opinion as to the underlying valuation of IXI and asserted that ITAC shareholders may not rely upon the Trigger-Foresight opinion. Accordingly, we reissue our series of comments with respect to the ITAC Board's determination. Please disclose whether ITAC's board will re-evaluate its determinations that the merger and the transactions contemplated thereby are fair to and in the best interests of ITAC and its stockholders and its determination that the 80% net asset test is met..

As indicated above in response to comment 5, the Company properly relied upon Trigger-Foresight to determine that IXI Mobile was worth 80% of the Company’s net assets. Accordingly, the prior disclosure indicating that the Company would not re-evaluate its determination regarding the merger remains correct. We therefore have not revised the disclosure in response to this comment.

We would appreciate the Staff’s prompt attention to this matter. If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Israel Frieder Richard H. Gilden, Esq.